MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Harvest Operations Corp. (“Harvest”, “we”, “us”, “our” or the “Company”) for the three and nine months ended September 30, 2014 and the audited annual consolidated financial statements for the year ended December 31, 2013 together with the accompanying notes. The information and opinions concerning the future outlook are based on information available at November 14, 2014.

In this MD&A, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Tabular amounts are in millions of dollars, except where noted. All financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board except where otherwise noted.

Natural gas volumes are converted to barrels of oil equivalent (“boe”) using the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel of oil (“bbl”). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties.

Additional information concerning Harvest, including its audited annual consolidated financial statements and Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

ADVISORY
This MD&A contains non-GAAP measures and forward-looking information about our current expectations, estimates and projections. Readers are cautioned that the MD&A should be read in conjunction with the “Non-GAAP Measures” and “Forward-Looking Information” sections at the end of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	44,794	51,783	46,932	53,591
Average realized price
Oil and NGLs ($/bbl)(1)	81.77	86.13	83.89	76.97
Gas ($/mcf)(1)	4.45	2.72	5.32	3.33
Operating netback prior to hedging($/boe)(2)	33.20	32.74	35.89	30.30
Operating income (loss)(3)	40.8	3.9	94.3	(18.9)
Cash contribution from operations(2)	122.3	139.7	402.6	398.8

Capital asset additions (excluding acquisitions)	77.4	60.8	273.2	213.4
Property and business (dispositions) acquisitions, net	(178.7)	4.0	(271.2)	(118.1)

Net wells drilled	21.9	16.9	57.9	62.0
Net undeveloped land additions (acres)	11,405	10,113	29,382	32,056

BLACKGOLD
Capital asset additions	93.3	136.7	184.7	316.4

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	73,495	93,798	88,143	100,016
Average refining margin (loss) (US$/bbl)(2)	4.09	(1.43)	4.70	0.62
Operating loss(3)	(204.4)	(78.0)	(219.6)	(184.6)
Cash deficiency from operations(2)	(12.0)	(58.8)	(21.7)	(120.0)
Capital asset additions	9.3	12.5	19.9	35.1

NET LOSS(4)	(80.9)	(79.5)	(103.0)	(264.1)

(1)	Excludes the effect of risk management contracts designated as hedges.
(2)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(3)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(4)	Net loss includes the consolidated operating results of Harvest’s operating segments.

REVIEW OF OVERALL PERFORMANCE

Upstream

•

Sales volumes for the third quarter and first nine months of 2014 decreased by 6,989 boe/d and 6,659 boe/d, respectively, as compared to the same periods in 2013. The decreases were primarily due to natural declines exceeding the volume additions from our drilling program, the disposition of assets to the Deep Basin Partnership and dispositions of certain non-core producing properties in the third quarter of 2014 and during the year 2013.

•

Operating netbacks prior to hedging for the third quarter and first nine months of 2014 were $33.20/boe and $35.89/boe respectively, increases of $0.46/boe and $5.59/boe from the same periods in 2013. The increase for the third quarter is mainly due to a higher realized gas price partially offset by higher operating expense per boe. The increase for the first nine months is mainly due to higher average realized prices partially offset by higher royalties and operating expense per boe.

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Operating income was $40.8 million and $94.3 million for the third quarter and first nine months of 2014, respectively (2013 – operating income of $3.9 million and operating loss of $18.9 million, respectively). The increase in operating income for both the third quarter and first nine months of 2014 was mainly due to the decrease of DD&A expense as a result of the change in accounting estimate made in the fourth quarter of 2013, the gain on assets disposed of in the third quarter and higher realized prices, partially offset by lower sales volumes.

•

Cash contributions from Harvest’s Upstream operations for the third quarter and first nine months of 2014 were $122.3 million and $402.6 million, respectively (2013 – $139.7 million and $398.8 million, respectively). The decrease in cash contribution for the third quarter of 2014 as compared to the same period in the prior year was mainly due to lower sales volumes. The increase in cash contribution for the first nine of 2014 as compared to the same period in the prior year was mainly due to the higher operating netback per boe, partially offset by lower sales volumes.

•

Capital asset additions of $77.4 million and $273.2 million during the third quarter and first nine months of 2014 mainly related to the drilling, completion and tie-in of wells. Twenty-five gross wells (21.9 net) were rig-released during the third quarter and 71.0 gross wells (57.9 net) have been rig- released in the first nine months of 2014.

•	During the second quarter of 2014, Harvest entered into two joint ventures with KERR Canada Co. Ltd. (“KERR”). See the “Investments in Joint Ventures” section in this MD&A for further discussion.

BlackGold

•

Capital asset additions were $93.3 million and $184.7 million for the third quarter and first nine months of 2014, respectively, mainly related to the construction of the central processing facility (“CPF”) (2013 - $136.7 million and $316.4 million).

•	As at September 30, 2014 Phase 1 of the oil sands project was approximately 97% complete. Phase 1 completion, commissioning of the CPF and first steam are expected in the first quarter of 2015.

Downstream

•

Throughput volume averaged 73,495 bbl/d and 88,143 bbl/d for the third quarter and first nine months of 2014, respectively (2013 – 93,798 bbl/d and 100,016 bbl/d). Reduced throughput for both periods was mainly due to planned maintenance and unplanned operational outages.

•

Refining gross margin per bbl averaged $4.09 during the third quarter of 2014 (2013 – loss of $1.43) and $4.70 for the first nine months of 2014 (2013 – $0.62). The increase in gross margin per bbl for the third quarter was mainly due to a higher realized crack spreads on all products due to improved sour crude differentials and a stronger yield mix. The increase in gross margin per bbl for the first nine months of the year was mainly due to higher realized product margins in the first and third quarters of 2014 as a consequence of improved sour crude differentials.

•

Operating loss totaled $204.4 million for the third quarter of 2014 and $219.6 million for the first nine months of 2014 (2013 – $78.0 million and $184.6 million, respectively). The increases in operating loss are mainly due to the $186.4 million impairment loss related to a purchase and sale agreement to sell the Downstream segment signed in the third quarter of 2014, partially offset by higher gross margins in each period. The sale closed November 13, 2014.

•

Cash deficiency from Harvest’s Downstream operations for the third quarter of 2014 was $12.0 million (2013 – $58.8 million) and for the first nine months of 2014 was $21.7 million (2013 – $120.0 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS

The decrease in Downstream’s cash deficiencies for both periods was mainly due to a higher average refining gross margin.

Corporate

•

Net loss was $80.9 million for the third quarter of 2014 (2013 – $79.5 million) and $103.0 million for the first nine months of 2014 (2013 - $264.1 million). The changes in net loss for both periods as compared to the prior year are due to the operating income (loss) of both the Upstream and Downstream segments as described above, a $246.0 million income tax recovery resulting from an internal strategic tax planning transaction, partially offset by a $90.7 million write-down of deferred tax assets related to the sale of the Downstream segment and the negative changes to foreign exchange (gains) losses.

•	On June 18, 2014, Harvest borrowed the final $40.0 million available under the $200 million subordinated loan agreement with KNOC.
•	The net repayment to the credit facility was $242.5 million during the first nine months of 2014 (2013 - $169.0 million net borrowing)

MANAGEMENT’S DISCUSSION AND ANALYSIS

UPSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
FINANCIAL
Petroleum and natural gas sales (1)	260.5	287.4	843.1	841.1
Royalties	(35.2)	(42.1)	(122.4)	(116.4)
Loss from joint ventures	(2.2)	—	(2.0)	—
Revenues and other income(2)	223.1	245.3	718.7	724.7

Expenses
Operating	81.0	84.7	250.9	263.3
Transportation and marketing	6.5	6.1	20.2	16.3
Realized gains on risk management contracts(3)	(1.0)	(0.5)	(0.5)	(4.3)
Operating netback after hedging(4)	136.6	155.0	448.1	449.4

General and administrative	16.4	16.6	49.4	51.6
Depreciation, depletion and amortization	105.2	132.2	324.9	416.6
Exploration and evaluation	0.5	2.7	9.6	11.6
Unrealized losses (gains) on risk management contracts(5)	1.5	1.1	(0.9)	(1.1)
Gains on disposition of assets	(27.8)	(1.5)	(29.2)	(10.4)
Operating income (loss)(2)	40.8	3.9	94.3	(18.9)

Capital asset additions (excluding acquisitions)	77.4	60.8	273.2	213.8
Property and business acquisitions (dispositions), net	(178.7)	4.0	(271.2)	(118.1)

OPERATING
Light to medium oil (bbl/d)	10,395	10,844	10,650	11,957
Heavy oil (bbl/d)	14,469	16,604	15,492	17,093
Natural gas liquids (bbl/d)	4,101	5,324	4,455	5,593
Natural gas (mcf/d)	94,970	114,066	98,008	113,686
Total (boe/d)	44,794	51,783	46,932	53,591

(1)	Includes the effective portion of Harvest’s realized natural gas and crude oil hedges.
(2)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(3)

Realized gains on risk management contracts include the settlement amounts for power, crude oil and foreign exchange derivative contracts, excluding the effective portion of realized gains from Harvest’s designated accounting hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(5)

Unrealized gains on risk management contracts reflect the change in fair value of derivative contracts that are not designated as accounting hedges and the ineffective portion of changes in fair value of designated hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commodity Price Environment

	Three Months Ended September 30				Nine Months Ended September 30
	2014	2013	Change		2014	2013	Change
West Texas Intermediate ("WTI") crude oil (US$/bbl)	97.17	105.82	(8%	)	99.61	98.14	1%
West Texas Intermediate crude oil ($/bbl)	105.79	109.87	(4%	)	109.00	100.50	8%
Edmonton light sweet crude oil ($/bbl)	97.10	104.91	(7%	)	100.86	95.22	6%
Western Canadian Select ("WCS") crude oil ($/bbl)	83.79	91.71	(9%	)	85.83	77.15	11%
AECO natural gas daily ($/mcf)	4.02	2.43	65%		4.79	3.05	57%
U.S. / Canadian dollar exchange rate	0.918	0.963	(5%	)	0.914	0.977	(6%	)

Differential Benchmarks
EDM differential to WTI ($/bbl)	8.69	4.96	75%		8.14	5.28	54%
EDM differential as a % of WTI	8.2%	4.5%	82%		7.5%	5.3%	42%
WCS differential to WTI ($/bbl)	22.00	18.16	21%		23.17	23.35	(1%	)
WCS differential as a % of WTI	20.8%	16.5%	26%		21.3%	23.2%	(8%	)

The average WTI benchmark price decreased 8% and increased 1%, respectively, for the third quarter and first nine months of 2014 as compared to the same periods in 2013. The average Edmonton light sweet crude oil price (“Edmonton Light”) decreased 7% during the third quarter and increased 6% first nine months of 2014 mainly due to the changes in the WTI price, the strengthening of the U.S. dollar against the Canadian dollar and the widening of the Edmonton light sweet differential.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil production and inventories, pipeline and rail capacity to deliver heavy crude to U.S. and offshore markets and the seasonal demand for heavy oil. The changes in the WCS price for the third quarter and first nine months of 2014 as compared to the same periods in 2013 were mainly the result of the changes in the WTI price, the changes in the WCS differential to WTI and the strengthening of the U.S. dollar.

Realized Commodity Prices

	Three Months Ended September 30				Nine Months Ended September 30
	2014	2013	Change		2014	2013	Change
Light to medium oil ($/bbl)	90.50	96.75	(6%	)	93.41	87.12	7%
Heavy oil prior to hedging ($/bbl)	81.71	88.47	(8%	)	83.22	76.41	9%
Natural gas liquids ($/bbl)	59.81	57.20	5%		63.44	57.02	11%
Natural gas prior to hedging($/mcf)	4.45	2.72	64%		5.32	3.33	60%
Average realized price prior to hedging ($/boe) (1)	62.99	60.62	4%		66.59	57.37	16%

Heavy oil after hedging ($/bbl)(2)	82.73	80.73	2%		82.96	73.62	13%
Natural gas after hedging ($/mcf)(2)	4.43	3.23	37%		4.98	3.54	41%
Average realized price after hedging ($/boe)(1)(2)	63.28	59.27	7%		65.78	56.92	16%

(1) Inclusive of sulphur revenue.
(2) Inclusive of the realized gains (losses) from contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s realized prices prior to hedging for light to medium oil and natural gas generally trend with the Edmonton Light and AECO benchmark prices, respectively. Harvest’s realized prices prior to hedging for heavy oil are a function of both the WCS and Edmonton Light benchmarks due to a portion of our heavy oil volumes being sold based on a discount to the Edmonton Light benchmark. For the third quarter and first nine months of 2014, the period-over-period variances and movements of light to medium oil, heavy oil and natural gas were consistent with the changes in their related benchmarks.

Realized natural gas liquids prices increased by 5% and 11% for the third quarter and first nine months of 2014, respectively, as compared to the same periods in the prior year mainly due to the increase in the price of propane.

In order to mitigate the risk of fluctuating cash flows due to oil and natural gas pricing volatility, Harvest had WCS and AECO derivative contracts in place during the third quarter and first nine months of 2014 and 2013. For the third quarter of 2014, the WCS hedge increased our heavy oil price by $1.02/bbl (2013 – decreased by $7.74/bbl) to a realized price of $82.73/bbl (2013 - $80.73/bbl) . For first nine months of 2014, the WCS hedge decreased our heavy oil price by $0.26/bbl (2013 – decreased by $2.79/bbl) to a realized price of $82.96/bbl (2013 - $73.62/bbl) .

For the third quarter of 2014, the AECO hedge decreased our natural gas price by $0.02/mcf (2013 – increased by $0.51/mcf) to a realized price of $4.43/mcf (2013 - $3.23/mcf) . For first nine months of 2014, the AECO hedge decreased our natural gas price by $0.34/mcf (2013 – increased by $0.21/mcf) to a realized price of $4.98/mcf (2013 - $3.54/mcf) .

Please see “Cash Flow Risk Management” section in this MD&A for further discussion with respect to the cash flow risk management program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales Volumes

	Three Months Ended September 30
	2014		2013
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	10,395	23%	10,844	21%	(4%	)
Heavy oil (bbl/d)	14,469	32%	16,604	32%	(13%	)
Natural gas liquids (bbl/d)	4,101	9%	5,324	10%	(23%	)
Total liquids (bbl/d)	28,965	65%	32,772	63%	(12%	)
Natural gas (mcf/d)	94,970	35%	114,066	37%	(17%	)
Total oil equivalent (boe/d)	44,794	100%	51,783	100%	(13%	)

	Nine Months Ended September 30
	2014		2013
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	10,650	23%	11,957	22%	(11%	)
Heavy oil (bbl/d)	15,492	33%	17,093	32%	(9%	)
Natural gas liquids (bbl/d)	4,455	10%	5,593	10%	(20%	)
Total liquids (bbl/d)	30,597	65%	34,643	65%	(12%	)
Natural gas (mcf/d)	98,008	35%	113,686	35%	(14%	)
Total oil equivalent (boe/d)	46,932	100%	53,591	100%	(12%	)

Harvest’s average daily sales of light to medium oil decreased 4% and 11% for the third quarter and first nine months of 2014, respectively, as compared to the same periods in 2013. The decreases were due to natural declines and the disposition of non-core properties, partially offset by the results of our 2013 and 2014 drilling activity.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Heavy oil sales for the third quarter and first nine months of 2014 decreased 13% and 9%, respectively, as compared to the same periods in 2013 mainly due to the non-core asset disposition in the third quarter of 2014 (see the “Property Dispositions” section of this MD&A), previous dispositions and natural declines. 2013 sales were negatively impacted by an outage of a major oil battery in Alberta.

Natural gas sales during the third quarter and first nine months of 2014 decreased 17% and 14%, respectively, as compared to the same periods in 2013. The decreases were due to natural declines, third-party facility constraints, disposition of assets to the Deep Basin Partnership during the second quarter of 2014 and disposition of non-core assets during 2013, partially offset by the results of our 2013 and 2014 drilling activity.

Natural gas liquids sales for the third quarter and first nine months of 2014 decreased by 23% and 20%, respectively, from the same periods in 2013 for reasons consistent with natural gas sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

	Three Months Ended September 30				Nine Months Ended September 30
	2014	2013	Change		2014	2013	Change
Light to medium oil sales	86.6	96.5	(10%	)	271.6	284.4	(5%	)
Heavy oil sales after hedging(1)	110.1	123.3	(11%	)	350.9	343.5	2%
Natural gas sales after hedging(1)	38.7	33.9	14%		133.3	109.8	21%
Natural gas liquids sales	22.6	28.0	(19%	)	77.2	87.1	(11%	)
Other(2)	2.5	5.7	(56%	)	10.1	16.3	(38%	)
Petroleum and natural gas sales	260.5	287.4	(9%	)	843.1	841.1	0%
Royalties	(35.2)	(42.1)	(16%	)	(122.4)	(116.4)	5%
Revenues	225.3	245.3	(8%	)	720.7	724.7	(1%	)

(1) Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2) Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices, currency exchange rates and hedging activities. In the third quarter of 2014, total petroleum and natural gas sales decreased by 9% as compared to the third quarter of 2013, mainly due to the 13% decrease in sales volumes, partially offset by the 7% increase in realized prices after hedging activities. Total petroleum and natural gas sales was consistent for the first nine months of 2014 as compared to the same period in 2013, mainly due to the 16% increase in realized prices after hedging activities being offset by the 12% decrease in sales volumes.

Sulphur revenue represented $2.8 million of the total in other revenues for the third quarter of 2014 (2013 - $0.6 million) and $10.0 million for the first nine months of 2014 (2013 - $8.0 million).

Royalties
Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and Crown royalties are based on various sliding scales dependent on incentives, production volumes and commodity prices.

For the third quarter and first nine months of 2014, royalties as a percentage of gross revenue averaged 13.5% and 14.5%, respectively (2013 – 14.6% and 13.8%) . The decrease in royalties as a percentage of gross revenue for the third quarter of 2014 as compared to the same period in the prior year is mainly due to net positive royalty adjustments. The increase in royalties as a percentage of gross revenue for the first nine months of 2014 as compared to the same period in the prior year was due to an unfavorable Alberta Crown gas cost allowance adjustment and the impacts of increased commodity prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating and Transportation Expenses

	Three Months Ended September 30
	2014	$/boe	2013	$/boe	$/boe Change
Power and purchased energy	17.5	4.25	22.2	4.67	(0.42)
Well servicing	9.1	2.21	11.4	2.40	(0.19)
Repairs and maintenance	11.7	2.84	12.4	2.59	0.25
Lease rentals and property tax	9.0	2.18	8.7	1.82	0.36
Labour - internal	7.2	1.75	7.6	1.58	0.17
Labour - contract	3.6	0.87	3.4	0.72	0.15
Chemicals	4.2	1.02	3.8	0.79	0.23
Trucking	1.3	0.32	3.7	0.78	(0.46)
Processing and other fees	8.5	2.06	8.0	1.69	0.37
Other	8.9	2.16	3.5	0.74	1.42
Total operating expenses	81.0	19.66	84.7	17.78	1.88
Transportation and marketing	6.5	1.58	6.1	1.26	0.32

	Nine Months Ended September 30
	2014	$/boe	2013	$/boe	$/boe Change
Power and purchased energy	55.4	4.32	70.5	4.82	(0.50)
Well servicing	30.3	2.36	38.9	2.66	(0.30)
Repairs and maintenance	38.3	2.99	39.1	2.67	0.32
Lease rentals and property tax	28.2	2.20	27.2	1.86	0.34
Labour - internal	23.8	1.86	24.9	1.70	0.16
Labour - contract	10.3	0.80	11.6	0.80	—
Chemicals	15.4	1.20	14.3	0.98	0.22
Trucking	9.5	0.74	10.9	0.74	—
Processing and other fees	25.1	1.96	25.6	1.75	0.21
Other	14.6	1.14	0.3	0.03	1.11
Total operating expenses	250.9	19.57	263.3	18.01	1.56
Transportation and marketing	20.2	1.58	16.3	1.11	0.47

Operating expenses for the third quarter of 2014 decreased by $3.7 million compared to the same period in 2013, mainly attributable to the decrease in the cost of power during the quarter and the impact of asset dispositions in the third quarter of 2014. Operating costs for the third quarter on a per barrel basis increased by 11% to $19.66 primarily due to the impact of lower sales volumes. Operating expenses for the first nine months of 2014 decreased by $12.4 million compared to the same period in 2013, mainly attributable to the decrease in the cost of power, lower well servicing expenses and the impact of asset dispositions in 2013 and 2014. Operating costs for the first nine months on a per barrel basis increased by 9% to $19.57 primarily due to the impact of lower sales volumes.

	Three Months Ended September 30			Nine Months Ended September 30
($/boe)	2014	2013	Change	2014	2013	Change
Power and purchased energy costs	4.25	4.67	(0.42)	4.32	4.82	(0.50)
Realized gain on electricity risk
management contracts	(0.18)	(0.19)	0.01	(0.02)	(0.23)	0.21
Net power and purchased energy costs	4.07	4.48	(0.41)	4.30	4.59	(0.29)
Alberta Power Pool electricity price ($/MWh)	63.91	83.92	(20.01)	55.98	90.47	(34.49)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Power and purchased energy costs, comprised primarily of electric power costs, represented approximately 22% of total operating expenses for the third quarter of 2014 (2013 – 26%). Power and purchased energy costs per boe were lower in the third quarter and first nine months of 2014 as compared to 2013 due mainly to the lower average Alberta electricity price.

Transportation and marketing expenses relate primarily to delivery of natural gas to the Nova Gas Transmission Limited System and the cost of trucking crude oil to pipeline or rail receipt points. The total dollar amount of costs generally fluctuates in relation to sales volumes. However, despite lower sales volumes for the third quarter and first nine months of 2014, transportation and marketing expenses increased by $0.4 million and $3.9 million, respectively, as compared to the same periods in 2013. The increases were due to third-party turnarounds, pipeline outages and facility restrictions in the Hay River and Deep Basin areas which required sales volumes to be trucked to different pipeline inlets causing greater transportation costs.

Operating Netback(1)

	Three Months Ended September 30			Nine Months Ended September 30
($/boe)	2014	2013	Change	2014	2013	Change
Petroleum and natural gas sales prior to hedging(2)	62.99	60.62	2.37	66.59	57.37	9.22
Royalties	(8.55)	(8.84)	0.29	(9.55)	(7.96)	(1.59)
Operating expenses	(19.66)	(17.78)	(1.88)	(19.57)	(18.00)	(1.57)
Transportation and marketing	(1.58)	(1.26)	(0.32)	(1.58)	(1.11)	(0.47)
Operating netback prior to hedging(1)	33.20	32.74	0.46	35.89	30.30	5.59
Hedging gain (loss)(3)	0.53	(1.25)	1.78	(0.76)	(0.15)	(0.61)
Operating netback after hedging(1)	33.73	31.49	2.24	35.13	30.15	4.98

(1) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2) Excludes miscellaneous income not related to oil and gas production
(3) Hedging (loss) gain includes the settlement amounts for natural gas, crude oil, foreign exchange and power contracts.

General and Administrative (“G&A”) Expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
G&A	16.4	16.6	49.4	51.6
G&A ($/boe )	3.98	3.48	3.86	3.53

For the third quarter and first nine months of 2014, G&A expenses decreased $0.2 million and $2.2 million, respectively, from same periods in the prior year mainly due to lower salary and consulting costs. Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense. On a per boe basis, G&A expenses increased $0.50 and $0.33 in the third quarter and first nine months, respectively, from the same periods in the prior year due to lower sales volumes in the current year periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depletion, Depreciation and Amortization (“DD&A”) Expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
DD&A	105.2	132.2	324.9	416.6
DD&A ($/boe)	25.53	27.75	25.36	28.47

DD&A expenses for the third quarter and first nine months of 2014 decreased by $27.0 million and $91.7 million, respectively, as compared to the same periods in 2013 mainly due to a change in Harvest’s DD&A accounting estimate in the fourth quarter of 2013, as well as lower sales volumes.

Property Dispositions
During the third quarter of 2014, Harvest sold certain non-core heavy oil assets with approximately 2,000 boe/d of production in southeastern Alberta for net proceeds of $167.0 million before customary closing adjustments. The transaction resulted in a gain of $27.0 million which is recognized in the consolidated statements of loss.

During the second quarter of 2014, Harvest disposed of producing and non-producing assets with a net book value of $81.8 million to the Deep Basin Partnership and $8.4 million of construction assets-in-progress to the HK MS Partnership.

Capital Asset Additions

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Drilling and completion	50.8	34.7	160.2	118.8
Well equipment, pipelines and facilities	20.5	22.9	87.4	72.1
Geological and geophysical	1.0	—	5.2	8.9
Land and undeveloped lease rentals	—	0.9	8.1	3.1
Corporate	1.8	0.4	3.9	2.4
Other	3.3	1.9	8.4	8.1
Total additions excluding acquisitions	77.4	60.8	273.2	213.4

Total capital additions increased for the third quarter and first nine months of 2014 as compared to the same periods in the prior year mainly due to the drilling of deeper and more expensive wells, especially in the Red Earth and Deep Basin areas, in 2014.

The following table summarizes the wells drilled by Harvest and the related drilling and completion costs incurred in the period. A well is recorded in the table as having being drilled after it has been rig-released, however related drilling costs may be incurred in a period before a well has been spud (including survey, lease acquisition and construction costs) and related completion costs may be incurred in a period afterwards, depending on the timing of the completion work.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended September 30			Nine Months Ended September 30
			Drilling and			Drilling and
Area	Gross	Net	completion	Gross	Net	completion
Red Earth	—	—	$3.5	7.0	6.9	$40.8
Hay River	—	—	1.6	16.0	16.0	26.6
Deep Basin	3.0	1.8	17.6	10.0	4.6	35.8
Western Alberta	—	—	0.6	6.0	1.9	8.8
Cecil	3.0	3.0	6.1	5.0	5.0	10.6
Suffield	2.0	2.0	2.0	4.0	4.0	6.0
Heavy oil	12.0	11.4	9.1	13.0	12.4	11.5
Other areas	5.0	3.7	10.3	10.0	7.1	20.1
Total	25.0	21.9	$50.8	71.0	57.9	$160.2

During the first nine months of 2014, Harvest continued to concentrate its drilling activities in certain of its core growth areas: Deep Basin, Hay River and Red Earth; supplemented with drilling in the strategic revenue generating areas in Western Alberta and the Heavy Oil area. The primary areas of focus for Harvest’s Upstream drilling program are as follows:

  Deep Basin – participating or drilling deep, horizontal multi-stage fractured wells to develop the liquids-rich Falher and Montney gas formations;
  Hay River – pursuing heavy gravity oil in the Bluesky formation using multi-leg horizontal oil wells;
  Red Earth – activities are spread across the Loon Lake, Gift, Evi and Golden areas targeting light oil formations primarily in the Slave Point and also the Gilwood;
  Western Alberta – activities spread across several fields with recent efforts targeting mainly the Cardium, Glauconite, Ostracod, and Notikewin formations;
  Heavy Oil area – horizontal heavy oil wells in the Lloydminster region of Alberta into the McLaren, Lloydminster, Grand Petroleum and Sparky formations.

Decommissioning Liabilities
Harvest’s Upstream decommissioning liabilities at September 30, 2014 were $662.7 million (December 31, 2013 - $709.4 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. The $46.7 million decrease in the liability is mainly a result of the disposition of producing properties in the third quarter of 2014 described in the “Property Dispositions” section above. The total of the decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investments in Joint Ventures
On April 23, 2014, Harvest entered into the Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) joint ventures with KERR. The principal place of operations for both DBP and HKMS is in Canada.

Deep Basin Partnership
DBP was established for the purposes of exploring, developing and producing from certain oil and gas properties in the Deep Basin area in Northwest Alberta. On April 23, 2014, Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). On August 29, 2014, KERR contributed an additional $32.9 million to the DBP for an additional 32,913,506 preferred partnership units increasing KERR’s ownership interest to 22.19% and diluting Harvest’s ownership interest to 77.81% .

Amounts contributed by KERR are being spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the entire agreed initial multi-year development program, Harvest will fund the balance of the program from its share of partnership distributions.

The preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP. The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. As at September 30, 2014, the fair value of the top-up obligation was estimated as $nil, therefore, no top-up obligation was recorded by Harvest. Once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

Harvest derives its income or loss from its investment in the DBP based upon Harvest’s share in the change of the net assets of the joint venture. Harvest’s share of the change in the net assets does not directly correspond to its ownership interest of 77.81% because of contractual preference rights to KERR. Considering that fact, Harvest’s and KERR’s pro-rata shares of the production of the DBP are as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended September 30, 2014
DBP production volumes (boe/d)
Harvest's pro-rata interest	KERR's pro-rata interest	Total
1,354	386	1,740

For the period between April 24 and September 30, 2014
DBP production volumes (boe/d)
Harvest's pro-rata interest	KERR's pro-rata interest	Total
1,319	377	1,696

HKMS Partnership
HKMS was formed for the purposes of constructing and operating a gas processing facility, which will be primarily used to process the gas produced from the properties owned by the Deep Basin Partnership. A gas processing agreement was entered by the two partnerships. For the HKMS Partnership, KERR initially contributed $22.6 million on April 23, 2014 for 22,632,000 partnership units, which represented 34.82% of the outstanding partnership units. On August 29, 2014, KERR contributed an additional $7.4 million to HKMS for an additional 7,421,673 partnership units increasing KERR’s ownership interest to 46.24% . The remaining 53.76% (34,946,327 partnership units) will be contributed by Harvest as cash is required for the completion of construction of the gas processing facility. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves certain internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HKMS Partnership for nominal consideration. As at September 30, 2014, no contribution had been made by Harvest to the HKMS partnership.

For the third quarter and first nine months of 2014, Harvest recognized losses of $2.2 million and $2.0 million, respectively, from its investment in these joint ventures.

See note 9 of the September 30, 2014 unaudited interim consolidated financial statements for discussion of the accounting implications of these joint ventures.

BLACKGOLD OIL SANDS

Capital Asset Additions

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Drilling and completion	1.5	2.2	2.2	8.4
Well equipment, pipelines and facilities	64.2	130.0	130.2	292.7
Pre-operating costs	15.1	—	20.4	—
Other	12.5	4.5	31.9	15.3
Total BlackGold additions	93.3	136.7	184.7	316.4

During the third quarter and first nine months of 2014, Harvest invested $64.2 million and $130.2 million, respectively, on the CPF. As at September 30, 2014, the overall oil sands project was approximately 97% complete.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Oil Sands Project Development
Harvest is developing its BlackGold oil sands CPF under the engineering, procurement and construction (“EPC”) contract. Expected total costs under the EPC contract are approximately $650 million.

Initial drilling of 30 steam assisted gravity drainage (“SAGD”) wells (15 well pairs) was completed by the end of 2012 and well completion activities are expected to be finished by the end of 2014. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d. Construction has been substantially completed, including the building of the CPF plant site, well pads, and connecting pipelines. Commissioning of the CPF and first steam are now anticipated in the first quarter of 2015 to ensure facility readiness and allow for a Christmas break. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, received all required regulatory approvals in 2013.

As at September 30, 2014, Harvest has incurred costs of $633.8 million on the EPC contract. After the accounting impact of the deferred liability described below, Harvest has recorded $615.7 million of costs for the EPC contract and has recorded $915.6 million of costs on the entire project since acquiring the BlackGold assets in 2010. Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at September 30, 2014, Harvest recognized a liability of $76.9 million (December 31, 2013 - $76.2 million) using a discount rate of 4.5% (December 31, 2013 - 4.5%) . Non-cash capital additions are recognized in well equipment, pipelines and facilities as the work is performed and the related deferred EPC liability is recognized.

The BlackGold project faces similar cost and schedule pressures as other oil sand projects, including shortage of skilled labor and rising costs.

Decommissioning Liabilities
Harvest’s BlackGold decommissioning liabilities at September 30, 2014 were $38.1 million (December 31, 2013 - $34.3 million) relating to the future remediation, abandonment, and reclamation of the SAGD wells and CPF. Please see the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DOWNSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2014	2013	2014	2013
FINANCIAL
Refined products sales(1)	877.0	1,054.6	3,110.9	3,332.7
Purchased products for processing and resale(1)	833.1	1,056.3	2,944.9	3,278.2
Gross margin(2)	43.9	(1.7)	166.0	54.5

Operating expense	31.3	29.7	91.4	95.0
Purchased energy expense	23.2	25.6	89.4	76.0
Marketing expense	1.4	0.8	5.3	3.6
General and administrative	0.2	0.2	0.5	0.5
Depreciation and amortization	5.8	20.2	12.8	64.2
Gain on dispositions of PP&E	—	(0.2)	(0.2)	(0.2)
Impairment on property, plant and equipment	186.4	—	186.4	—
Operating loss(3)	(204.4)	(78.0)	(219.6)	(184.6)
Capital expenditures	9.3	12.5	19.9	35.1
OPERATING
Feedstock volume (bbl/d)(4)	73,495	93,798	88,143	100,016
Yield (% of throughput volume)(5)
Gasoline and related products	33%	28%	32%	30%
Ultra low sulphur diesel and jet fuel	39%	36%	37%	38%
High sulphur fuel oil	26%	33%	28%	29%
Total	98%	97%	97%	97%
Average refining gross margin (US$/bbl)(6)	4.09	(1.43)	4.70	0.62

(1) Refined product sales and purchased products for processing and resale are net of intra-segment sales of $145.7 million and $434.7 million for the three and nine months ended September 30, 2014 (2013 - $144.0 million and $409.3 million), reflecting the refined products produced by the refinery and sold by the marketing division.
(2) These are non-GAAP measures; please refer to “Non-GAAP Measures” in this MD&A.
(3) These are additional GAAP measures; please refer to “Additional GAAP Measures” in this MD&A.
(4) Barrels per day are calculated using total barrels of crude oil feedstock and purchased vacuum gas oil.
(5) Based on production volumes after adjusting for changes in inventory held for resale.
(6) Average refining gross margin is calculated based on per barrel of feedstock throughput.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Refining Benchmark Prices

	Three Months Ended				Nine Months Ended
	September 30				September 30
	2014	2013	Change		2014	2013	Change
WTI crude oil (US$/bbl)	97.17	105.82	(8%	)	99.61	98.14	1%
Brent crude oil (US$/bbl)	103.19	109.72	(6%	)	106.96	108.55	(1%	)
Argus sour crude index (“ASCI”) (US$/bbl)	96.82	104.33	(7%	)	99.15	104.19	(5%	)
Brent – WTI differential (US$/bbl)	6.02	3.89	55%		7.35	10.41	(29%	)
Brent – ASCI differential (US$/bbl)	6.37	5.39	18%		7.81	4.36	79%
Refined product prices
Platts RBOB (US$/bbl)	117.5	121.86	(4%	)	119.12	122.16	(2%	)
Platts Ultra Low Sulfur Diesel (US$/bbl)	118.51	127.95	(7%	)	123.47	125.72	(2%	)
Platts High Sulphur Fuel Oil (US$/bbl)	88.45	92.93	(5%	)	90.98	93.72	(3%	)
U.S. / Canadian dollar exchange rate	0.918	0.963	(5%	)	0.914	0.977	(6%	)

Summary of Gross Margins

	Three Months Ended September 30
	2014				2013
	Volumes(1)		(US$/bbl)		Volumes(1)	(US$/bbl)
Refinery
Sales
Gasoline products	300.2	2.5	110.81	310.3	2.5	117.27
Distillates	372.1	2.9	116.94	427.7	3.3	123.83
High sulphur fuel oil	159.3	1.7	84.53	185.5	2.0	89.59
Other(2)	11.5	0.1	98.73	101.6	0.9	108.83
Total sales	843.1	7.2	106.82	1,025.1	8.7	112.60
Feedstock (3)
Crude oil	695.4	6.6	96.60	879.2	7.8	108.10
Vacuum Gas Oil (“VGO”)	17.4	0.1	104.87	94.1	0.8	113.82
Total feedstock	712.8	6.7	96.79	973.3	8.6	108.63
Other(4)	100.2			64.7
Total feedstock and other costs	813.0			1,038.0
Refinery gross margin(5)	30.1		4.09	(12.9)		(1.43)
Marketing
Sales	179.6			173.5
Cost of products sold	165.8			162.3
Marketing gross margin(5)	13.8			11.2
Total gross margin(5)	43.9			(1.7)

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Nine Months Ended September 30
	2014				2013
	Volumes(1)		(US$/bbl)		Volumes(1)	(US$/bbl)
Refinery
Sales
Gasoline products	1,040.9	8.4	113.48	1,078.6	9.1	115.23
Distillates	1,299.0	9.7	121.74	1,389.2	11.1	122.07
High sulphur fuel oil	580.6	6.1	87.35	568.6	6.2	89.88
Other(2)	84.9	0.7	110.91	201.0	1.8	109.31
Total sales	3,005.4	24.9	110.27	3,237.4	28.2	112.00
Feedstock (3)
Crude oil	2,594.9	23.6	100.36	2,734.7	25.3	105.68
Vacuum Gas Oil (“VGO”)	50.7	0.4	107.65	232.0	2.0	112.12
Total feedstock	2,645.6	24.0	100.49	2,966.7	27.3	106.16
Other(4)	236.1			253.5
Total feedstock and other costs	2,881.7			3,220.2
Refinery gross margin(5)	123.7		4.70	17.2		0.62
Marketing
Sales	540.2			504.6
Cost of products sold	497.9			467.3
Marketing gross margin(5)	42.3			37.3
Total gross margin(5)	166.0			54.5

(1) Volumes in million bbls.
(2) Includes sales of vacuum gas oil and hydrocracker bottoms.
(3) Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(4) Includes inventory adjustments, additives and blendstocks and purchased product for resale.
(5) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Feedstock throughput averaged 73,495 bbl/d in the third quarter of 2014, 22% lower than the 93,798 bbl/d average feedstock in the third quarter of the prior year. The feedstock throughput for the nine months ended September 30, 2014 was 88,143 bbl/d, a decrease of 12% from 100,016 bbl/d for the same period in 2013. The lower daily average throughput rates for the current quarter and the current year is mainly a consequence of a month long scheduled refinery outage that started in early September and was completed by early October. In addition, annual throughput has been impacted by a weather related power outage in January, an unplanned outage in the last week of March due to a leak on a pipe in the crude vacuum unit, and a planned three-week outage on the platformer unit for regular maintenance at the end of May followed by an unplanned ten-day isomax outage. The daily average throughput rate for 2013 was negatively impacted as a consequence of an unplanned two-week outage in February due to a power failure during a storm, a partial outage in March for additional repairs, reduced throughput rates in the second quarter of 2013 as a result of economic conditions and an unplanned isomax outage in July.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below provides a comparison between the product crack spreads realized by Downstream and the benchmark crack spread for the three and nine months ended September 30, with both crack spreads referring to the price of Brent crude oil.

	Three Months Ended September 30
	2014				2013
	Refinery	Benchmark(1)		Difference	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	14.02	14.31	(2)	(0.29)	8.64	12.14	(2)	(3.50)
Distillates (US$/bbl)	20.15	15.32	(2)	4.83	15.20	18.23	(2)	(3.03)
High Sulphur Fuel Oil (US$/bbl)	(12.26)	(14.74	)(3)	2.48	(19.04)	(16.79	)(3)	(2.25)

	Nine Months Ended September 30
	2014				2013
	Refinery	Benchmark(1)		Difference	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	12.99	12.16	(2)	0.83	9.07	13.61	(2)	(4.54)
Distillates (US$/bbl)	21.25	16.51	(2)	4.74	15.91	17.17	(2)	(1.26)
High Sulphur Fuel Oil (US$/bbl)	(13.14)	(15.98	)(3)	2.84	(16.28)	(14.83	)(3)	(1.45)

(1)	Benchmark product crack is relative to Brent crude oil
(2)	RBOB benchmark market price sourced from Platts.
(3)	High Sulphur Fuel Oil benchmark market price sourced from Platts. Our high sulphur fuel oil normally contains higher sulphur content than the 3% content reflected in the benchmark price.

Downstream’s product crack spreads are different from the above noted benchmarks due to several factors, including the timing of actual sales and feedstock purchases differing from the calendar month benchmarks, transportation costs, sour crude differentials, quality differentials and variability in the throughput volume over a given period of time. The refinery sales also include products for which market prices are not reflected in the benchmarks. Downstream’s crack spreads for gasoline products and distillates in the above tables include the actual cost of renewable identification numbers (“RINS”) that are necessary to meet blending requirements for RBOB gasoline and ultra-low sulphur diesel (“ULSD”) in the US market as mandated by the US government. Our average RINs cost for the quarter was approximately US$2.15/bbl for RBOB gasoline and US$2.20/bbl for ULSD products compared to US$3.05/bbl and US$3.55/bbl, respectively, for the third quarter of 2013. Average RINs cost year to date was approximately US$2.00/bbl for RBOB gasoline and US$2.10/bbl for ULSD products compared to US$2.90/bbl and US$2.85/bbl, respectively, for the prior year. For more detail on RINs, see “Operational and Other Business Risks”.

Our refinery sales for the three and nine months ended September 30, 2014 have decreased by $181.9 million and $232.0 million from the $1,025.1 million and $3,237.4 million in the same periods of 2013 respectively mainly as a result of lower sales volumes and lower realized product prices partially offset by a gain on the U.S. exchange rate. The lower realized product prices are consistent with changes in the benchmark market prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The refinery gross margin for the three months ended September 30, 2014 improved significantly over the negative $12.9 million gross margin as reported in the same period of the prior year. The overall increase can be attributed to higher realized product crack spreads on all our products as a consequence of improved sour crude differentials and a stronger yield and yield mix. The cost of our crude feedstock in the third quarter of 2014 was a US$6.59/bbl discount to the benchmark Brent crude oil as compared to a discount of US$1.62/bbl in the same period of the prior year. The higher realized product crack spreads are partly offset by lower sales volumes and a lower refinery throughput mainly due to the September 2014 outage.

The refinery gross margin for the nine months ended September 30, 2014 was significantly higher than the $17.2 million as reported in the same period of the prior year due to higher realized product margins in the first and third quarters mainly as a consequence of improved sour crude differentials.

The overall gross margin for our refinery is also impacted by the purchasing of blendstocks to meet summer gasoline specifications, additives to meet product specifications, the build of unfinished saleable products some of which are recorded at a value lower than cost, and inventory write-downs and reversals. These costs are included in “other costs” in the Summary of Gross Margin Table above.

The gross margin from the marketing operations is comprised of the margin from both the retail and wholesale distribution of gasoline and home heating fuels as well as the revenues from marine services including tugboat revenues and reflects a modest improvement for the three and nine months ended September 30, 2014 as compared to the same period in 2013.

During the three and nine months ended September 30, 2014, the Canadian dollar weakened as compared to the US dollar. As seen in the gross margin table, the weakening of the Canadian dollar has had a positive impact to the contribution from the refinery operations relative to the prior year as substantially all of its gross margin, cost of purchased energy and marketing expense are denominated in U.S. dollars.

Operating Expenses

	Three Months Ended September 30
	2014			2013
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	26.6	4.7	31.3	24.3	5.4	29.7
Purchased energy	23.2	—	23.2	25.6	—	25.6
	49.8	4.7	54.5	49.9	5.4	55.3
($/bbl of feedstock throughput)
Operating cost	3.93	—	—	2.82	—	—
Purchased energy	3.43	—	—	2.96	—	—
	7.36	—	—	5.78	—	—

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Nine Months Ended September 30
	2014			2013
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	75.9	15.5	91.4	78.7	16.3	95.0
Purchased energy	89.4	—	89.4	76.0	—	76.0
	165.3	15.5	180.8	154.7	16.3	171.0
($/bbl of feedstock throughput)
Operating cost	3.15	—	—	2.88	—	—
Purchased energy	3.72	—	—	2.78	—	—
	6.87	—	—	5.66	—	—

The refining operating cost per barrel of feedstock throughput increased by 39% in the third quarter of 2014 as a result of decreased throughput and higher operating costs but increased by only 9% for the nine months ended September 30, 2014.

Purchased energy, consisting of LSFO and electricity, is required to provide heat and power to refinery operations. The purchased energy cost per barrel of feedstock throughput increased by 16% and 34% respectively during the three and nine months ended September 30, 2014 as compared to the same periods of 2013 mainly due to lower consumption of produced fuel gas and lower throughput in the current year, and higher purchased energy prices for the first nine months of the year.

Capital Assets Additions
Capital asset additions for the three and nine months ended September 30, 2014 totaled $9.3 million and $19.9 million respectively (2013 - $12.5 million and $35.1 million respectively), relating to various capital projects including turnaround and preparation costs.

Depreciation and Amortization Expense

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2014	2013	2014	2013
Refining	5.0	19.2	10.3	61.3
Marketing	0.8	1.0	2.5	2.9
Total depreciation and amortization	5.8	20.2	12.8	64.2

Depreciation and amortization expense decreased $14.4 million and $51.4 million respectively for the three and nine months ended September 30, 2014 as compared to 2013 because of the $458.9 million impairment of refinery property, plant and equipment which occurred in the fourth quarter of 2013. The process units are amortized over an average useful life of 20 to 35 years and turnaround costs are amortized to the next scheduled turnaround.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Decommissioning Liabilities
Harvest’s Downstream decommissioning liabilities result from the ownership of the refinery and marketing assets. At September 30, 2014, Downstream’s decommissioning liabilities were $17.1 million (December 31, 2013 – $16.7 million) relating to the reclamation and abandonment of these assets with an expected abandonment date of 2069. Please see “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

Disposition of the Downstream Segment and Impairment Loss
During the third quarter of 2014, Harvest signed a purchase and sale agreement to sell its 100 percent ownership in the Downstream segment (North Atlantic Refining Limited) for an estimated purchase price of $97.3 million subject to post-closing adjustments for working capital. The sale includes Downstream’s Canadian refining and marketing businesses in the province of Newfoundland and Labrador.

The disposition of the Downstream segment is a positive development for Harvest as it will end the cash deficiency from operations incurred by the refinery in recent years. Looking forward, Harvest will be better able to reinvest cash flows earned from our Upstream segment back into the drilling program of Upstream’s core growth areas, as well as fund the capital needs of our BlackGold oil sands project.

The purchase and sale agreement to sell the Downstream segment triggered an impairment assessment as at September 30, 2014. As a result of this assessment, Downstream recorded an impairment loss of $171.3 million (2013 – $nil) in its refinery cash generating unit relating to the PP&E to reflect a recoverable amount of $nil as at September 30, 2014. The recoverable amount was based on the asset’s fair value less cost to sell. As the Downstream segment was to be disposed of by way of sale, its value in use did not materially exceed its fair value less cost to sell.

Downstream also recognized an onerous contract provision of $15.1 million in relation to certain costs expected to be incurred in the fourth quarter of 2014 for which the unavoidable costs exceeded the benefits expected to be received. These expenses are included in “Impairment loss and other charges” in the consolidated statement of comprehensive loss.

As it was no longer probable for Downstream to utilize the deferred tax assets of $90.7 million, it was written down to $nil as at September 30, 2014. Harvest completed a strategic tax planning transaction during the third quarter of 2014, which resulted in an increase of deferred tax assets in the amount of $246.0 million.

On November 13, 2014, the sale of the Downstream segment closed. Upon closing, Harvest incurred $53.1 million to settle remaining obligations. This amount has been included in the table within the “Contractual Obligations and Commitments” section. The cumulative expected loss on the sale of the Downstream segment is expected to approximate the total losses recorded during the third quarter of 2014 as discussed previously, subject to any post-closing adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management
The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. The WCS price swap and foreign exchange swap were entered into concurrently and complement each other. The WCS swap mitigates crude oil price risk by fixing a certain U.S. dollar price per barrel on certain heavy oil volumes. The foreign exchange swap mitigates currency exchange risk by swapping the U.S. dollar notional value of the WCS price swap back to Harvest’s functional currency, the Canadian dollar. The following is a summary of Harvest’s risk management contracts outstanding at September 30, 2014:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
44,600 GJ/day	AECO swap	Oct - Dec 2014	$ 3.76/GJ	$(1.2)
6,500 bbls/day	WCS price swap	Oct - Dec 2014	US$77.78/bbl	2.1
US$0.5 million/day	Foreign exchange swap	Oct - Dec 2014	$ 1.1088 Cdn/US	(0.6)
				$0.3

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
35 MWh	AESO power swap	Oct - Dec 2014	$ 54.74/MWh	$0.3
15 MWh	AESO power swap	Jan - Dec 2015	$ 48.67/MWh	0.2
US$1.0 million	Foreign exchange swap	Oct 2014	$ 1.1153 Cdn/US	—
				$0.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a summary of Harvest’s realized and unrealized (gains) losses on risk management contracts:

	Three Months Ended September 30
	2014					2013
Realized (gains) losses		Crude		Natural			Crude		Natural
recognized in:	Power	Oil	Currency	Gas	Total	Power	Oil	Currency	Gas	Total
Revenues	—	(1.4)	—	0.2	(1.2)	—	11.8	—	(5.4)	6.4
Risk management (gains) losses	(0.7)	—	(0.3)	—	(1.0)	(0.9)	0.5	(0.1)	—	(0.5)
Unrealized (gains) losses recognized in:							3.1		(3.2)
OCI, before tax	—	(2.7)	—	(3.0)	(5.7)	—	3.1	—	(3.2)	(0.1)
Risk management (gains) losses	1.5	—	—	—	1.5	1.0	0.1	—	—	1.1

	Nine Months Ended September 30
	2014					2013
Realized (gains) losses		Crude		Natural			Crude		Natural
recognized in:	Power	Oil	Currency	Gas	Total	Power	Oil	Currency	Gas	Total
Revenues	—	1.1	—	9.2	10.3	—	13.0	—	(6.5)	6.5
Risk management (gains) losses	(0.3)	—	(0.2)	—	(0.5)	(3.3)	0.5	(1.5)	—	(4.3)
Unrealized (gains) losses recognized in:							9.1		(6.5)
OCI, before tax	—	(0.4)	—	10.5	10.1	—	9.1	—	(6.5)	2.6
Risk management gains	(0.9)	—	—	—	(0.9)	(0.3)	(0.8)	—	—	(1.1)

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Credit facility	6.1	5.0	19.6	14.0
Convertible debentures	—	—	—	14.9
67/8% senior notes	10.0	9.5	29.9	27.9
21/8% senior notes(1)	4.9	4.1	14.6	6.9
Related party loans	5.6	2.0	14.5	6.0
Amortization of deferred finance charges and other	0.7	0.6	2.1	2.1
Interest and other financing charges	27.3	21.2	80.7	71.8
Accretion of decommission and environmental remediation liabilities	5.7	5.5	17.2	16.7
Gain on redemption of convertible debentures	—	—	—	(3.6)
Less: capitalized interest	(8.8)	(2.9)	(23.9)	(11.1)
Total finance costs	24.2	23.8	74.0	73.8

(1) Includes guarantee fee to KNOC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The finance costs on the credit facility have increased in 2014, mainly due to the greater average amount of principal outstanding during the three months and nine months ended September 30, 2014 and a higher effective interest rate, as compared to the same periods in the prior year. See note 10 of the September 30, 2014 interim consolidated financial statements.

No interest has been paid on convertible debentures in 2014 as all remaining convertible debentures were redeemed in the second quarter 2013.

The finance costs on the 21/8% senior notes have increased for the nine months ended September 30, 2014 as the notes were issued in May of 2013 and now full-period interest has been accrued for a full nine months.

The finance costs on related party loans has increased in 2014 due to the borrowings under the KNOC subordinated agreement. See discussion in the “Related Party Transaction” section of this MD&A.

Capitalized interest relates to amounts borrowed to fund the capital expenditures of BlackGold. The increase in capitalized interest for the three months and nine month periods ending September 30, 2014 is mainly due to the increase in our long-term borrowings attributable to BlackGold.

Currency Exchange

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Realized losses on foreign exchange	0.9	1.1	2.0	2.2
Unrealized (gains) losses on foreign exchange	50.6	(18.7)	52.0	16.8
	51.5	(17.6)	54.0	19.0

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 67/8% and 21/8% senior notes, the ANKOR related party loan and on any U.S. dollar denominated monetary assets or liabilities. As Downstream operations’ functional currency is denominated in U.S. dollars, the strengthening (weakening) of the U.S. dollar would result in unrealized currency exchange gains (losses) from its decommissioning liabilities, pension obligations, accounts payable and other balances that are denominated in Canadian dollars, which will partially offset Upstream’s unrealized losses (gains) recognized on the 67/8% and 21/8% senior notes, ANKOR loan and any U.S. dollar denominated monetary items. At September 30, 2014, the Canadian dollar had weakened compared to the US dollar as at June 30, 2014 resulting in an unrealized foreign exchange loss of $50.6 million for the third quarter of 2014 (2013 – gain of $18.7 million). Harvest recognized a realized foreign exchange loss of $0.9 million for the third quarter ended September 30, 2014 (2013 – $1.1 million) as a result of the settlement of U.S. dollar denominated transactions. The Canadian dollar also weakened for the nine months ending September 30, 2014 as compared to the US dollar as at December 31, 2013 resulting in an unrealized foreign exchange loss of $52.0 million (2013 – $16.8 million). Harvest recognized a realized foreign exchange loss of $2.0 million for the nine months ended September 30, 2014 (2013 - $2.2 million) as a result of the settlement of U.S. dollar denominated transactions.

The cumulative translation adjustment recognized in other comprehensive loss represents the translation of the Downstream operations’ U.S. dollar functional currency financial statements to Canadian dollars. During the first nine months of 2014, Downstream operations incurred a net cumulative translation loss of $9.2 million (2013 – gain of $7.1 million) reflecting the changes in the Canadian dollar relative to the U.S. dollar on the negative value of Harvest’s net investment in the Downstream segment at September 30, 2014 compared to December 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Deferred Income Taxes
For the three and nine months ending September 30, 2014 Harvest recorded deferred income tax recoveries of $158.4 million and $150.3 million, respectively (2013 – recoveries of $0.8 million and $32.2 million, respectively). The large increase in Harvest’s deferred income tax recovery is mainly due to the net result of a strategic tax reorganization undertaken during the third quarter of 2014 in which $246.0 million of deferred tax assets were recognized in the Upstream segment, partially offset by the write-off of $90.7 million of deferred tax assets relating to the Downstream segment.

Harvest’s deferred income tax asset (liability) will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets and liabilities. Currently, the principal sources of temporary differences relate to the Company’s property, plant and equipment, decommissioning liabilities and the unclaimed tax pools.

Related Party Transactions
The following provides a summary of the related party transactions between Harvest and KNOC for the three and nine months ended September 30, 2014:

Related Party Loans

  On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. At September 30, 2014, Harvest has drawn $200 million from the loan agreement (December 31, 2013 - $80 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. The difference between the fair value and the loan amount was recognized in contributed surplus. As at September 30, 2014, $10.3 million (December 31, 2013 - $4.3 million) has been recognized in contributed surplus related to the KNOC loan. For the three and nine months ended September 30, 2014, interest expenses of $3.0 million and $7.0 million were recorded (2013 - $nil), of which $2.0 million remains outstanding as at September 30, 2014 (December 31, 2013 - $nil).

  On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At September 30, 2014, Harvest’s related party loan from ANKOR included $190.4 million (December 31, 2013 - $180.8 million) of principal and $0.8 million (December 31, 2013 - $3.0 million) of accrued interest. Interest expenses were $2.1 million and $6.4 million for the three and nine months ended September 30, 2014 (2013 - $2.0 million and $6.0 million, respectively).

MANAGEMENT’S DISCUSSION AND ANALYSIS
  The related party loans are unsecured and the loan agreements contain no restrictive covenants. For purposes of Harvest’s credit facility covenant requirements, the related party loans are excluded from the ‘total debt’ amount but included in the ‘total capitalization’ amount.

See note 22 of the September 30, 2014 unaudited interim consolidated financial statements for a table of other related party transactions.

The Company identifies its related party transactions by making inquiries of management and the Board of Directors, reviewing KNOC’s subsidiaries and associates, and performing a comprehensive search of transactions recorded in the accounting system. Material related party transactions require the Board of Directors’ approval.

CAPITAL RESOURCES
The following table summarizes Harvest’s capital structure and provides the key financial ratios defined in the credit facility agreement.

	September 30, 2014	December 31, 2013
Credit facility(1)	547.6	788.5
67/8% senior notes (US$500 million)(1)(2)	560.0	531.8
21/8% senior notes (US$630 million)(1)(2)	705.6	670.1
Related party loans (US$170 million and CAD$200 million)(2)(3)	390.4	260.8
	2,203.6	2,251.2
Shareholder's equity
386,078,649 common shares issued	1,827.4	1,939.2
	4,031.0	4,190.4
Financial Ratios(4) (5)
Senior debt to annualized EBITDA	1.36	2.41
Annualized EBITDA to annualized interest expense	4.05	3.62
Senior debt to total capitalization	14%	22%
Total debt to total capitalization	44%	54%

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2013, related party loans comprised of US$170 million from ANKOR and CAD$80 million from KNOC.
(4)	Calculated based on Harvest’s credit facility covenant requirements.
(5)	The financial ratios and their components are non-GAAP measures; please refer to the “Non-GAAP Measures” section of this MD&A.

On April 15, 2014, Harvest amended its credit facility to accommodate the progression of non-wholly owned partnership and joint venture arrangements for the development of Company lands. The amendments included provisions that allow the formation, operation and funding of partnerships that Harvest does not fully own, within specific parameters regarding the amount of assets and production contributed to such non-wholly owned partnership and joint venture arrangements. Limitation on distributions has been amended to allow distributions to Harvest or third parties by a joint venture partnership under specific provisions. The definitions for financial measures that are used in covenant ratios, including annualized EBITDA, total debt and senior debt have also been amended to accommodate the partnership and joint venture arrangements. In addition, the amendment removed Harvest’s option to cause the BlackGold assets to be removed from the security package of the credit facility, effectively enabling the Company to recognize equity related to BlackGold of $456.9 million as at September 30, 2014 for purposes of total capitalization, and specified an incremental amount of $229.5 million to be added to total capitalization for purposes of the total debt to total capitalization covenant, representing partial relief of the Downstream impairment charge incurred in 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY
The Company’s liquidity needs are met through the following sources: cash generated from operations, proceeds from asset dispositions, joint ventures, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC. Harvest’s primary uses of funds are operating expenses, capital expenditures, and interest and principal repayments on debt instruments.

Cash flow from operating activities for the three months and nine months ended September 30, 2014 were $160.6 million and $418.8 million, respectively (2013 – $50.6 million and $194.5 million). The increase for the third quarter of 2014 is mainly a result of the decrease in non-cash working capital. The increase for the first nine months of 2014 is mainly a result of the decrease in cash deficiency in the Downstream segment and the decrease in non-cash working capital.

Cash contribution from Harvest’s Upstream operations for the third quarter and first nine months of 2014 were $122.3 million and $402.6 million, respectively (2013 – $139.7 million and $398.8 million). The increases in Upstream’s cash contribution as compared to the same periods in the prior year are mainly due to the increases in average realized prices, partially offset by lower sales volumes. Cash deficiency from Harvest’s Downstream operations for the third quarter of 2014 was $12.0 million (2013 – $58.8 million). The decrease in Downstream’s cash deficiency was mainly due to a higher refining gross margin as compared to the same quarter in the prior year, partially offset by the decrease in throughput volume. Cash deficiency from Harvest’s Downstream operations for the first nine months of 2014 was $21.7 million (2013 – $120.0 million). The decrease in Downstream’s cash deficiency was mainly due to a higher average refining gross margin for the year to date, most of which occurred in the first and third quarters of 2014, partially offset by the decrease in throughput volume. See the “Cash Contribution (Deficiency) from Operations” section of this MD&A for further detail.

Harvest funded capital expenditures for the three and nine months ended September 30, 2014 of $180.1 million and $477.1 million, respectively (2013 - $207.2 million and $508.4 million) with cash generated from operating activities, property dispositions and borrowings under both the credit facility and KNOC subordinated loan.

Harvest had a working capital deficiency of $176.2 million as at September 30, 2014, as compared to a $75.4 million deficiency at December 31, 2013, mainly due to the increase in accounts payable for amounts owing to DBP and HKMS. Harvest’s working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from the credit facility, as required.

On February 28, 2014, Harvest borrowed $80.0 million under the subordinated loan agreement with KNOC and borrowed a further $40.0 million on June 18, 2014 (see the “Related Party Loans” section). These funds were partly used to repay a portion of the credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s net repayment to the credit facility was $242.5 million during the first nine months of 2014 (2013 - $169.0 million net borrowing). The funds used to repay the credit facility in 2014 mainly came from the $167.0 million net proceeds of the property disposition in the third quarter of 2014 (see the “Property Dispositions” paragraphs in the Upstream section of this MD&A) and incremental drawings under the KNOC subordinated loan during the year.

Harvest ensures its liquidity through the management of its capital structure, seeking to balance the amount of debt and equity used to fund investment in each of our operating segments. Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility. The Company continually monitors its credit facility covenants and actively takes steps, such as reducing borrowings, increasing capitalization, amending or renegotiating covenants as and when required, to ensure compliance. Harvest was in compliance with all debt covenants at September 30, 2014. Harvest expects to meet its future cash requirements and financial obligations with cash from operations, proceeds from asset dispositions, joint ventures and the undrawn borrowing room under the credit facility.

Contractual Obligations and Commitments
Harvest has recurring and ongoing contractual obligations and estimated commitments entered into in the normal course of operations. As at the end of September 30, 2014, Harvest has the following significant contractual obligations and estimated commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	3.1	539.3	1,656.0	—	2,198.4
Debt interest payments(1) (2)	31.4	143.4	152.6	—	327.4
Purchase commitments(3)	36.0	24.1	20.0	40.0	120.1
Operating leases	6.2	14.7	16.4	42.1	79.4
Firm processing commitments	21.0	37.2	31.0	88.2	177.4
Firm transportation agreements	18.5	42.8	99.8	23.7	184.8
Employee benefits(4)	1.0	3.5	—	—	4.5
Decommissioning and environmental liabilities(5)	48.4	48.2	40.3	1,282.5	1,419.4
Downstream commitments(6)	53.1	—	—	—	53.1
Total	218.7	853.2	2,016.1	1,476.5	4,564.5

(1) Assumes constant foreign exchange rate.
(2) Assumes interest rates as at September 30, 2014 will be applicable to future interest payments.
(3) Relates to drilling and BlackGold oil sands project commitment.
(4) Relates to the long-term incentive plan payments.
(5) Represents the undiscounted obligation by period.
(6) Relates to estimated Downstream commitments for the sale of the Downstream segment. Please see note 6 Impairment and other charges for details. Harvest also has commitments to purchase refinery crude stock and sell refined products under a supply and offtake agreement with Macquarie Energy Canada Ltd. (“Macquarie”). These purchase commitments will be net settled against any refined product sales to Macquarie.

Off Balance Sheet Arrangements
See “Investments in Joint Ventures” section in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following table and discussion highlights the third quarter of 2014 results relative to the preceding 7 quarters:

	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL
Revenues and other income(1)	1,137.5	1,364.7	1,364.9	1,307.3	1,299.9	1,399.3	1,358.2	1,546.0
Net income (loss)	(80.9)	(24.8)	3.0	(517.8)	(79.5)	(89.2)	(95.4)	(536.7)
Cash from operating activities	160.6	62.6	195.6	6.1	50.6	77.3	66.6	133.0
Total financial debt (2) , non-current	2,181.4	2,291.3	2,269.7	2,232.6	1,989.0	1,920.6	1,511.2	1,450.0
Total assets	5,181.9	5,388.1	5,378.3	5,289.9	5,626.1	5,606.6	5,672.1	5,654.6

OPERATIONS
Upstream
Daily sales volumes (boe/d)	44,794	47,556	48,487	49,154	51,783	53,461	55,571	58,228
Realized price prior to hedging ($/boe)	62.99	69.30	67.29	54.01	60.62	58.22	53.43	52.82
Downstream
Average daily throughput (bbl/d)	73,495	95,410	95,767	92,339	93,798	106,245	100,074	114,065
Average refining gross margin (loss) ($US/bbl)(2)	4.09	0.25	9.58	2.50	(1.43)	0.74	2.51	6.43

(1)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(2)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

The quarterly revenues and cash from operating activities are mainly impacted by the Upstream sales volumes, realized prices and operating expenses and Downstream throughput volumes, cost of feedstock and refined product prices. Significant items that impacted Harvest’s quarterly revenues include:

  Revenues were highest in the fourth quarter of 2012, as a result of strong refining gross margins combined with high daily throughput volumes and high upstream sales volumes.
  The declines in Upstream’s sales volumes since 2012 were mainly due to natural declines, asset dispositions and a reduced capital program since 2012.
  Downstream’s average daily throughput was lower in the third quarter of 2014 than comparative periods due to a scheduled month long refinery outage.
  Downstream’s refining gross margin/bbl was highest in the first quarter of 2014 mainly due to improved sour crude differentials. The weaker margins during 2013 reflected poorer yield and the decrease in the sour-crude differential from the Brent benchmark price for crude oil. The refining gross margin was negatively impacted by increased RINs costs since the second quarter of 2013.

Net income (loss) reflects both cash and non-cash items. Changes in non-cash items including deferred income tax, DD&A expense, accretion of decommissioning and environmental remediation liabilities, impairment of long-lived assets, unrealized foreign exchange gains and losses, and unrealized gains and losses on risk management contracts impact net loss from period to period. For these reasons, the net loss may not necessarily reflect the same trends as revenues or cash from operating activities, nor is it expected to. Net losses in the fourth quarters of 2013 and 2012 and third quarter of 2014 were mainly due to the $458.9 million, $535.5 million and $186.4 million impairments, respectively, of Downstream PP&E. Total assets also decreased significantly in the same quarters as a result.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash from operating activities was highest for the first quarter of 2014 mainly as a result of the significant improvement of cash contribution from Downstream as compared to previous quarters and a positive change in non-cash working capital. Cash from operating activities was lowest in the fourth quarter of 2013, mainly due to poor cash contribution from operations from the Upstream and Downstream segments and a negative $55 million change in non-cash working capital.

The increase in long-term financial debt in the second quarter of 2013 was a result of the issuance of the US$630 million 21/8% senior notes due 2018 which were used to early redeem Harvest’s convertible debentures, a portion of which had been classified as short-term debt. The increase in the fourth quarter of 2013 was mainly a result of $125 million of further draws on our credit facility, receiving $80 million under the KNOC subordinated loan agreement and the $44 million impact of the weakening Canadian dollar on our U.S. dollar denominated debt.

2014 OUTLOOK
The following guidance is provided as general information for stakeholders regarding management’s expectations for 2014 for the Upstream, BlackGold and Downstream business segments. The guidance information provided is consistent with Harvest’s most recent budget information. Readers are cautioned that the guidance information provided within this Outlook may not be appropriate for other purposes and the actual results may differ materially from those anticipated.

Upstream
Production volume for the year 2014 is targeted at approximately 45,500 boe/d, a decrease from 47,300 as reported in the second quarter. The decrease is a result of the disposition of non-core heavy oil assets in the third quarter of 2014 which produced 2,000 boe/d and the impact of third-party outages. Our 2014 operating costs are expected to average between $19.70/boe and $20.00/boe, updated from the Q2 expectation of $19.50/boe. For the first nine months of 2014 production averaged 46,932 boe/d and operating expense was $19.57/boe.

The 2014 annual capital budget for the Upstream business has been increased to $423 million from $350 million. The additional funds will mainly be spent in our core drilling areas. During the first nine months of 2014 Harvest spent $273.2 million on capital expenditures.

BlackGold
The BlackGold capital spending budget is $235 million. During the first nine months of 2014, Harvest added $184.7 million to BlackGold’s capital assets.

Harvest anticipates construction completion of the 10,000 bbl/d Phase 1 CPF and first steam to occur in the first quarter of 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Downstream

As at September 30, 2014 Downstream had incurred $19.9 million in capital and is anticipated to incur an additional $4.5 million prior to its sale to Silver Range.

Harvest’s revised capital expenditure budget for 2014 is $682 million, comprised of $423 million for Upstream oil & gas operations, $235 million for the BlackGold oil sands project and $24 million for the Downstream refining and marketing business.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Further information on the basis of preparation and significant accounting policies and estimates can be found in the notes to the audited consolidated financial statements for the year ended December 31, 2013. There have been no changes to the accounting policies and estimates in the first quarter of 2014, except for the following as a result of the joint ventures Harvest entered into during 2014 and new and amended IFRS accounting standards:

•	Joint Arrangements

A joint arrangement is an arrangement in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for decisions regarding the relevant activities of the arrangement. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

Interests in joint operations are recognized in the consolidated financial statements by including Harvest’s share of assets, liabilities, revenues and expenses of the arrangement. Interests in joint ventures are accounted for using the equity method of accounting.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost, with the carrying value subsequently increased or decreased to reflect the Company’s proportionate share of the profit or loss of the investee after the date of acquisition. Distributions received from an investee reduce the carrying value of the Company’s investment. When necessary, adjustments are made to investee financial statements to align accounting policies of investees with those applied by the Company in its consolidated financial statements.

The carrying values of Harvest’s equity accounted investments are reviewed at each reporting date to determine whether any indicators of impairment are present. If an indicator of impairment is identified, the recoverable amount of the investment is estimated. If the carrying value of the investment exceeds the estimated recoverable amount, an impairment charge is recognized.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s interest in the joint venture. For sales of products or services from the Company to its joint ventures, unrealized gains are eliminated against the carrying value of the investment.

Judgment is required in determining whether joint arrangement structured through a separate vehicle is a joint operation or joint venture and involves determining whether the legal form and contractual arrangements give the Company direct rights to the assets and obligations for the liabilities. Other facts and circumstances are also assessed by management, including but not limited to, the Company’s rights to the economic benefits of assets and its involvement and responsibility for settling liabilities associated with the arrangement.

On April 23, 2014, Harvest entered into two joint arrangements with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) (also see note 7 of the June 30, 2014 unaudited interim consolidated financial statements). Unanimous consent must be obtained from the shareholders for decisions about relevant activities such as the approval of the overall capital program and budget. Based on management’s assessment, Harvest concluded that both joint arrangements are joint ventures. These joint ventures have been accounted for using the equity method of accounting. However, based on the terms of the agreement, which provide for differing proportions of earnings based on ownership percentages that are not representative of the economic substance, Harvest cannot simply apply its percentage ownership to pick up the net income from these joint ventures. Therefore, Harvest applied a hypothetical liquidation at book value (“HLBV”) method to calculate its equity share of net income for each reporting period. HLBV takes a balance sheet approach in calculating the earnings Harvest should recognize based on the change in Harvest’s share of the net assets in the partnerships under the provisions of the joint venture agreements in a liquidation scenario.

•

IAS 32 “Financial instruments: Presentation” has been amended to clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have any impact on the Company’s financial statements.

•

IFRS Interpretations Committee (“IFRIC”) 21 “Levies”, clarifies the recognition requirements concerning a liability to pay a levy imposed by a government other than income tax. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. The adoption of this standard did not have any impact on Harvest’s financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS

  On May 28, 2014, the IASB issued IFRS 15 “Revenue”, which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. Harvest is currently evaluating the impact of adopting IFRS 15 on its consolidated financial statements.

  On July 24, 2014, the IASB issued IFRS 9 “Financial Instruments” to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for years beginning on or after January 1, 2018. Harvest is currently evaluating the impact of adopting IFRS 9 on its consolidated financial statements.

A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the audited consolidated financial statements for the year ended December 31, 2013.

OPERATIONAL AND OTHER BUSINESS RISKS
Harvest’s operational and other business risks remain unchanged from those discussed in the annual MD&A and AIF for the year ended December 31, 2013 as filed on SEDAR at www.sedar.com.

CHANGES IN REGULATORY ENVIRONMENT
Harvest’s regulatory environment remains unchanged from that discussed in the annual MD&A and AIF for the year ended December 31, 2013 as filed on SEDAR at www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no significant changes in the internal controls over financial reporting or disclosure controls and procedures described in the annual MD&A for the year ended December 31, 2013 as filed on SEDAR at www.sedar.com that have materially affected, or are reasonably likely to affect, internal controls over financial reporting.

ADDITIONAL GAAP MEASURES
Throughout this MD&A, Harvest uses additional GAAP measures that are not defined under IFRS (hereinafter also referred to as “GAAP”). “Operating income (loss)” is commonly used for comparative purposes in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations. Harvest uses this measure to assess and compare the performance of its operating segments. “Revenues and other income” comprises sales of sales of petroleum, natural gas, and refined product sales, net of related royalties, and Harvest’s share of the net income from its joint ventures.

NON-GAAP MEASURES
Throughout this MD&A, the Company has referred to certain measures of financial performance that are not specifically defined under GAAP such as “operating netback”, “operating netback prior to/after hedging”, “gross margin (loss)”, “refining margin”, “average refining gross margin”, “cash contribution (deficiency) from operations”, “total debt”, “total financial debt”, “total capitalization”, “Annualized EBITDA”, “senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization”, and “total debt to total capitalization”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

“Operating netbacks” are reported on a per boe basis and used extensively in the Canadian energy sector for comparative purposes. “Operating netbacks” include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on risk management contracts. “Gross margin (loss)”, “refining margin” or “average refining gross margin” are commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Cash contribution (deficiency) from operations” is calculated as operating income (loss) adjusted for non-cash items. The measure demonstrates the ability of the each segment of Harvest to generate the cash from operations necessary to repay debt, make capital investments, and fund the settlement of decommissioning and environmental remediation liabilities. “Total debt”, “total financial debt”, “total capitalization”, and “Annualized EBITDA” are used to assist management in assessing liquidity and the Company’s ability to meet financial obligations. “Senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization” and “total debt to total capitalization” are terms defined in Harvest’s credit facility agreement for the purpose of calculation of financial covenants. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers. The determination of the non-GAAP measures have been illustrated throughout this MD&A, with reconciliations to IFRS measures and/or account balances, except for Annualized EBITDA and cash contribution (deficiency) which are shown below.

Annualized EBITDA
The measure of Consolidated EBITDA (herein referred to as “Annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items. The following is a reconciliation of Annualized EBITDA to the nearest GAAP measure net loss:

	September 30, 2014	December 31, 2013
Net loss	(620.8)	(781.9)
DD&A	469.7	612.8
Finance costs	94.5	94.2
Income tax recovery	(182.2)	(64.2)
EBITDA	(238.8)	(139.1)
Unrealized losses on risk management contracts	0.6	0.5
Unrealized losses on foreign exchange	76.1	40.8
Unsuccessful exploration and evaluation costs	9.6	11.5
Impairment of PP&E	669.4	483.0
Gains on disposition of assets	(52.9)	(34.1)
Other non-cash items	1.6	(1.7)
Adjustments on acquisitions and dispositions (1)	(43.6)	(15.4)
Annualized EBITDA	422.0	345.5

(1)

Annualized EBITDA is on a consolidated basis for any period, the aggregate of the last four quarters of the earnings (calculated in accordance with GAAP) and accordingly is a twelve month rolling measure which, as well, is required to be adjusted to the net income impact from acquisitions or dispositions (with net proceeds over $20 million) as if the transaction had been effected at the beginning of the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Contribution (Deficiency) from Operations

Cash contribution (deficiency) from operations represents operating income (loss) adjusted for non-cash expense items within: operating, general and administrative, exploration and evaluation, depletion, depreciation and amortization, gains on disposition of assets, risk management contracts gains or losses, impairment and other charges, and the inclusion of cash interest, realized foreign exchange gains or losses and other cash items not included in operating income (loss). The measure demonstrates the ability of the Upstream and Downstream segments of Harvest to generate cash from their operations and is calculated before changes in non-cash working capital. There are no operating activities to report for the BlackGold segment as it is under development. The most directly comparable additional GAAP measure is operating income (loss). Operating income (loss) as presented in the notes to Harvest’s consolidated financial statements is reconciled to cash contribution (deficiency) from operations below:

	Three Months Ended September 30
	Upstream		Downstream		Total
	2014	2013	2014	2013	2014	2013
Operating income (loss)	40.8	3.9	(204.4)	(78.0)	(163.6)	(74.1)
Adjustments:
Loss from joint ventures	2.2	—	—	—	2.2	—
Operating, non-cash	(0.4)	0.1	0.2	(0.8)	(0.2)	(0.7)
General and administrative, non-cash	0.5	1.2	—	—	0.5	1.2
Exploration and evaluation, non-cash	0.3	2.7	—	—	0.3	2.7
Depletion, depreciation and amortization	105.2	132.2	5.8	20.2	111.0	152.4
Gains on disposition of assets	(27.8)	(1.5)	—	(0.2)	(27.8)	(1.7)
Unrealized losses on risk management contracts	1.5	1.1	—	—	1.5	1.1
Impairment and other charges, non-cash	—	—	186.4	—	186.4	—
Cash contribution (deficiency) from operations	122.3	139.7	(12.0)	(58.8)	110.3	80.9
Inclusion of items not attributable to segments:
Net cash interest paid					21.0	19.3
Realized foreign exchange losses					0.9	1.1
Consolidated cash contribution from operations					88.4	60.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Nine Months Ended September 30
	Upstream		Downstream		Total
	2014	2013	2014	2013	2014	2013
Operating income (loss)	94.3	(18.9)	(219.6)	(184.6)	(125.3)	(203.5)
Adjustments:
Loss from joint ventures	2.0	—	—	—	2.0	—
Operating, non-cash	1.2	0.6	(1.1)	0.6	0.1	1.2
General and administrative, non-cash	1.3	1.1	—	—	1.3	1.1
Exploration and evaluation, non-cash	9.0	10.9	—	—	9.0	10.9
Depletion, depreciation and amortization	324.9	416.6	12.8	64.2	337.7	480.8
Gains on disposition of assets	(29.2)	(10.4)	(0.2)	(0.2)	(29.4)	(10.6)
Unrealized gains on risk management contracts	(0.9)	(1.1)	—	—	(0.9)	(1.1)
Impairment and other charges, non-cash	—	—	186.4	—	186.4	—
Cash contribution (deficiency) from operations	402.6	398.8	(21.7)	(120.0)	380.9	278.8
Inclusion of items not attributable to segments:
Net cash interest paid					52.6	61.3
Realized foreign exchange losses					2.0	2.2
Consolidated cash contribution from operations					326.3	215.3

FORWARD-LOOKING INFORMATION
This MD&A highlights significant business results and statistics from the consolidated financial statements for the three months and nine months ended September 30, 2014 and the accompanying notes thereto. In the interest of providing Harvest’s lenders and potential lenders with information regarding Harvest, including the Company’s assessment of future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties.

Such risks and uncertainties include, but are not limited to: risks associated with conventional petroleum and natural gas operations; risks associated with refining and marketing operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on the assessment of all information at that time. Please also refer to “Operational and Other Business Risks” in this MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this MD&A include, but are not limited to, the forward looking statements made in the “Outlook” section as well as statements made throughout with reference to the following items to future periods: production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, general and administrative costs, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves, potential timing and commerciality of Harvest’s capital projects, the extent and success rate of Upstream and BlackGold drilling programs, the ability to achieve the maximum capacity from the BlackGold central processing facilities, refinery utilization and reliability rates, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval of development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Harvest believes that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that the Company will conduct its operations and achieve results of operations as anticipated; that its development plans and sustaining maintenance programs will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of the Company’s reserve volumes; commodity price, operation level, and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund the Company’s capital and operating requirements as needed; and the extent of Harvest’s liabilities. Harvest believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which the forward-looking information is based might not occur. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION
Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.